This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change

May 18, 2006

Item 3: Press Release

A Press release dated and issued May 18, 2006 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Pacific North West Capital Corp. (“PFN”) is pleased to report that a Phase 9A  $1.1 million field exploration budget for 2006 has been approved for the River Valley PGM Project by Joint Venture Partner Anglo American Platinum Corporation Limited (“Anglo Platinum”).

Item 5: Full Description of Material Change

Phase 9A $1,100,000 Exploration Budget Approved

River Valley Platinum Group Metals Project, Sudbury, Ontario

Program Highlights:

▪

$19 Million Committed to River Valley Project to Date

▪

Phase 9A $1.1 Million Dollar Program has Commenced

▪

Detailed mapping and geophysics on new unexplored areas

▪

Platinum prices have hit an all time high; Palladium prices have hit a 4-year high

May 18, 2006, Vancouver, BC – Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J) is pleased to report that a Phase 9A  $1.1 million field exploration budget for 2006 has been approved for the River Valley PGM Project by Joint Venture Partner Anglo American Platinum Corporation Limited (“Anglo Platinum”) the world's largest producer of platinum.  Work on the project, located near Sudbury, Ontario, has been initiated.

The program will be directed at expanding the new platinum group metal (PGM) zones within the River Valley Intrusive (RVI) discovered during the Phase 8 field program completed in 2005 (PFN press release dated April 5, 2006).  The detailed mapping and geophysics will follow up on the new PGM mineralized horizons, which trend onto unmapped areas.  Other areas of the RVI will also be investigated to help explain geophysical anomalies within the RVI.  A drill program to test new targets will be proposed following the compilation of this new data.

The objectives of the programs are to locate new PGM mineralization that would expand the project PGM resource numbers reported March 27, 2006, based on a total of over 500 drill holes and approximate $19 million dollars committed to date.  The reported numbers included measured and indicated resources of 30.5 million tonnes containing 953,900 ounces of palladium, 329,500 ounces of platinum, and 59,500 ounces of gold with an additional 2.3 million tonnes containing 67,000 ounces of palladium, 23,800 ounces of platinum and 4,000 ounces of gold of inferred resources using a 0.7 g/t cut off (pt/pd).  This represented an increase over the previous resource calculation, conducted in 2004.

About Recent PGM Prices

With the recent upward trends in platinum and palladium prices (see 1-year charts for platinum and palladium below), PFN continues to remain encouraged with the results and progress achieved to date on the River Valley Project.

About Pacific North West Capital Corp.

Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J) is an exploration and development company focused on platinum group metal (PGM) projects in North America. PFN is currently exploring the River Valley Project, located near Sudbury Ontario, Canada, (joint ventured 50/50 with Anglo American Platinum Corporation Limited ("Anglo Platinum"), the world's largest primary producer of platinum). Anglo Platinum has committed over $19 million to the River Valley Project to date and may earn a 60% interest in the project by completing a feasibility study and a 65% interest by funding it through to production.  PFN is the Project Operator.

In late 2004 PFN established a Nickel / Base Metals Division and currently has an Option / Joint Venture in the Timmins Mining District with Falconbridge Ltd. An extensive geophysical and ground proofing exploration program has recently been completed and a joint pulse EM survey is currently underway.  PFN has expended approximately $1.4 million on the project to date.

On April 12, 2006, Pacific North West Capital Corp. acquired a 100% working interest in a long-term lode exploration and mining lease on the Goodnews Bay ultramafic platinum complex located on the west coast of Alaska. Previous placer operations in the streams draining the project area produced approximately 600,000 troy ounces of platinum. A 2006 exploration program is being developed.

PFN is engaged in an aggressive acquisition phase and plans to add several new PGM and base metal projects to its portfolio in 2006.  The Company has approximately $3.3 million in working capital and no debt.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___May 18, 2006

Date

“Harry Barr”

Signature of authorized signatory

__Harry Barr______________

Print name of signatory

__President

Official capacity